Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of September 4, 2025, by and between Poor Richard LLC and Booker Smith (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial ownership of shares of common stock, $0.01 par value, of Great Elm Capital Corp., as of August 27, 2025, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: September 4, 2025	Poor Richard LLC

/s/ Booker Smith
by Booker Smith, as Managing Member

Date: September 4, 2025	Booker Smith

/s/ Booker Smith
Booker Smith